November 28, 2022

VIA EDGAR

Michael Killoy

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diffusion Pharmaceuticals Inc.
PREC14A
Filed November 18, 2022
File No. 001-37942

Dear Mr. Killoy:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated November 22, 2022, regarding the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), which was filed by Diffusion Pharmaceutical Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on November 18, 2022.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Company’s response, which includes references to the changes the Company will reflect in an amended Preliminary Proxy Statement to be filed with the Commission (“Amendment No. 1”) in response to such comments. Unless otherwise indicated, all page references are to page numbers in the Preliminary Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.

Comment: We note the statement at the bottom of the cover page of the proxy statement, to the effect that shareholders can consent to electronic delivery of proxy materials on the proxy card. However, we are unable to locate the referenced instructions on the form of proxy. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and will revise the cover page of the proxy statement to delete the following sentence:

●

“You can help us make a difference by eliminating paper proxy mailings. With your consent, we will provide all future proxy materials electronically. Instructions for consenting to electronic delivery can be found on your proxy card. Your consent to receive stockholder materials electronically will remain in effect until canceled.”

Mr. Michael Killoy

November 28, 2022

General Information About the Annual Meeting and Voting
How will my shares be voted?, page 5

2.

Comment: We note your statement on the proxy card that "if you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted 'FOR' those nominees as you instructed and any remaining votes will be allocated to the Company's nominees for director in the proxyholders' discretion." We also note the disclosure on page 6 of the proxy statement that states if an undervote occurs "your shares will only be voted 'FOR' those nominees you have so marked and any remaining votes on Proposal No.1 shall not be voted and will have the same effect as a vote to 'WITHOLD' for the other nominees." These statements are inconsistent. Please clarify. To the extent that you seek to use your discretion to allocate votes to the Company's nominees, describe with reasonable specificity how you will exercise your discretion in determining how to allocate those votes.

Response: The Company advises the Staff that if a stockholder undervote occurs the shares will only be voted 'FOR' those nominees the stockholder has so marked and any remaining votes will not be voted and will have the same effect as a vote to 'WITHOLD' for the other nominees.

The Company will revise the form of proxy to delete the following language:

●

"If you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted 'FOR' those nominees as you instructed and any remaining votes will be allocated to the Company's nominees for director in the proxyholders' discretion."

In addition, the Company will add an instruction to the form of proxy in place of the foregoing as follows:

●

“If you mark a vote 'FOR' with respect to at least one but fewer than six nominees, your shares will only be voted 'FOR' those nominees. Any remaining votes will not be voted and will have the same effect as a vote to 'WITHOLD' for all other nominees. However, if you do not specify how you want to vote any of your shares (i.e., you do not mark a vote ‘FOR’ or to ‘WITHOLD’ with respect to any nominees), the proxies will vote their shares ‘FOR’ the Board’s six nominees for director, in accordance with the Board’s recommendation.”

The Company will also the delete the following sentence, which is on page 5 of the Preliminary Proxy Statement:

●

“If you are a registered holder and you send in your WHITE proxy card or use Internet or telephone voting as instructed on your WHITE proxy card, but do not specify how you want to vote your shares, the proxies will vote their shares ‘FOR’ the Board’s six nominees for director, in accordance with the Board’s recommendations. To the extent a registered holder votes ‘FOR’ with respect to fewer than six nominees on Proposal No. 1, his or her shares will be voted ‘FOR’ those nominees he or she has marked and any remaining votes on Proposal No. 1 will be allocated to the Company’s nominees for director in the proxyholders’ discretion.”

Mr. Michael Killoy

November 28, 2022

In addition, the Company will amend the Preliminary Proxy Statement to add the following sentence in place of the deleted sentence:

●

“To the extent a registered stockholder votes ‘FOR’ with respect to at least one but fewer than six nominees on Proposal No. 1, his or her shares will only be voted ‘FOR’ those nominees he or she has marked. Any remaining votes on Proposal No. 1 shall not be voted and will have the same effect as a vote to 'WITHHOLD' for all other nominees. However, if he or she does not specify how to vote any shares (i.e., he or she does not mark a vote ‘FOR’ or to ‘WITHOLD’ with respect to any nominees), the proxies will vote their shares ‘FOR’ the Board’s six nominees for director, in accordance with the Board’s recommendation.”

The Company will also the delete the following sentences, which are on page 6 of the Preliminary Proxy Statement:

●

"To the extent an undervote (i.e., voting ‘FOR’ with respect to fewer than six nominees on Proposal 1) occurs on a record holder’s WHITE universal proxy card, your shares will only be voted ‘FOR’ those nominees you have so marked and any remaining votes on Proposal No. 1 shall not be voted and will have the same effect as a vote to ‘WITHHOLD’ for the other nominees.

If you are a registered holder and you send in your WHITE proxy card or use Internet or telephone voting as instructed on your WHITE proxy card, but do not specify how you want to vote your shares, the proxies will vote their shares 'FOR' the Board’s six nominees for director, in accordance with the Board’s recommendations. To the extent a registered stockholder votes 'FOR' with respect to fewer than six nominees on Proposal No. 1, his or her shares will be voted 'FOR' those nominees he or she has marked and any remaining votes on Proposal No. 1 will be allocated to the Company's nominees for director in the proxyholders' discretion."

In addition, the Company will amend the Preliminary Proxy Statement to add the following sentences in place of the foregoing:

●

"To the extent a registered stockholder votes ‘FOR’ or to ‘WITHHOLD’ with respect to at least one but fewer than six nominees on Proposal No. 1, his or her shares will only be voted ‘FOR’ those nominees he or she has marked. Any remaining votes on Proposal No. 1 will not be voted and will have the same effect as a vote to ‘WITHHOLD’ for all other nominees.

Mr. Michael Killoy

November 28, 2022

However, if you are a registered stockholder and you send in your WHITE proxy card or use Internet or telephone voting as instructed on your WHITE proxy card, but do not specify how you want to vote any of your shares (i.e., you do not vote ‘FOR’ or to ‘WITHOLD’ with respect to any nominees), the proxies will vote their shares ‘FOR’ the Board’s six nominees for director, in accordance with the Board’s recommendation."

Additional Information Regarding Proposal 1 Voting, page 8

3.

Comment: We note the statement that the "only way to support your Board's nominees is to vote 'FOR ALL' your Board's nominees on the WHITE proxy card." However, we note your card does not have a "FOR ALL" option as permitted under Rule 14a-19(f). Please revise the disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and will revise the form of proxy to add a "FOR ALL" option.

In addition, the Company will the delete the following sentence, which is on page 8 of the Preliminary Proxy Statement:

“The only way to support your Board's nominees is to vote 'FOR ALL' your Board's nominees on the WHITE proxy card.”

The Company will also amend the Preliminary Proxy Statement to add the following sentence in place of the foregoing:

“The only way to support your Board’s nominees is to vote ‘FOR’ all of your Board’s nominees, which registered stockholders can do by marking the ‘FOR ALL’ box on the WHITE proxy card.”

Stockholder Proposals for 2023 Annual Meeting and Director Nominations, page 3

4.	Comment: Include the disclosure required by Rule 14a-5(e)(4) regarding the deadline to provide notice of solicitation of proxies pursuant to Rule 14a-19 for Diffusion's next annual meeting.

Response: The Company acknowledges the Staff’s comment and will amend the Preliminary Proxy Statement to add the following disclosure to the section "OTHER MATTERS—Stockholder Proposals for 2023 Annual Meeting and Director Nominations" on page 39:

●

"In addition to satisfying the requirements under our Bylaws with respect to advance notice of any nomination, any stockholder that intends to solicit proxies in support of director nominees other than the Company’s director nominees in accordance with Rule 14a-19 must provide notice so that the Corporate Secretary of the Company receives it no later than the date which is 90 days prior to the one year anniversary of this Proxy Statement and no earlier than the date which is 120 days prior to the one year anniversary of this Proxy Statement, subject to certain exceptions described in our Bylaws."

Mr. Michael Killoy

November 28, 2022

Proxy Card, page 40

5.	Comment: Please revise to identify the dissident nominee as John Ziegler MD as disclosed in the dissident's DFAN14A filed on November 17, 2022. See Rule 14a-19(e)(1).

Response: The Company acknowledges the Staff’s comment and will identify the dissident nominee as John Ziegler MD in the form of proxy.

6.

Comment: See our comment above. We note your disclosure here that "If you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted by the named proxies as you instructed with respect to those nominees." However, on Proposal 1, you state that "if you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted 'FOR' those nominees as you instructed and any remaining votes will be allocated to the Company's nominees for director in the proxyholders' discretion." Please revise to clarify these inconsistent statements and to describe how under votes will be allocated. Your revised disclosure should clarify that the Company will not exercise discretion where a stockholder marks "WITHHOLD" for nominees, even if that stockholder votes "FOR" fewer than six nominees.

Response: The Company will revise the form of proxy to delete the following language:

●

"If you mark a vote 'FOR' with respect to fewer than six nominees, your shares will be voted 'FOR' those nominees as you instructed and any remaining votes will be allocated to the Company's nominees for director in the proxyholders' discretion."

In addition, the Company will add an instruction to the form of proxy as follows:

●

"If you mark a vote 'FOR' with respect to at least one but fewer than six nominees, your shares will only be voted 'FOR' those nominees. Any remaining votes will not be voted and will have the same effect as a vote to 'WITHOLD' for all other nominees. However, if you do not specify how you want to vote any of your shares (i.e., you do not mark a vote ‘FOR’ or to ‘WITHOLD’ with respect to any nominees), the proxies will vote their shares ‘FOR’ the Board’s six nominees for director, in accordance with the Board’s recommendation."

* * * * *

Mr. Michael Killoy

November 28, 2022

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

cc:	Christina Chalk, Senior Special Counsel
William Elder (Diffusion Pharmaceuticals Inc.)
John E. Alessi (Dechert LLP)